EXHIBIT 99.1

NXT Energy Solutions Announces Sales Representative Agreement With Alberta Green Ventures

CALGARY, Alberta, March 05, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to announce that it has entered into a three year exclusive sales representative agreement (“Agreement”) with Alberta Green Ventures Limited Partnership (“AGV“), in nine jurisdictions in the Middle East and Latin America.  These are jurisdictions in which AGV and its affiliates have long-standing business relationships in the oil and gas service sector.  Contingent on achieving a $2,000,000USD sales quota in the first year of the Agreement term, AGV will be granted an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the Agreement, up to a maximum of $5,000,000USD, subject to approval from the TSX.

George Liszicasz, President and CEO of NXT, commented, “This Agreement is the next step in our continuing relationship with AGV.  AGV invests in oil and gas service companies with emerging technologies.  We recently announced the signing of the Co-operation Agreement with AGV where we will conduct surveys in Canada and the United States and will earn royalties in addition to our typical fees.  The sales representation and the agreement to provide surveys, coupled with a material investment by AGV, firmly align the interest of our two companies.  We are looking forward to exploring opportunities with AGV and welcome their participation in our investment strategy.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the satisfaction of all required conditions (including regulatory and shareholder approvals, if necessary) for completion of a private placement, the ability to generate revenue, and the ability of AGV to fund a private placement.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended September 30, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.